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                                                                                                            OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:
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                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                               COMMISSION FILE NUMBER

(Check One):  |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR                -----------------------------
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                                                                                                             CUSIP NUMBER

     For Period Ended: September 30, 1998                                                             -----------------------------

     [ ] Transition  Report on Form 10-K [ ] Transition  Report on Form 20-F [ ]
     Transition  Report  on Form  11-K [ ]  Transition  Report  on Form 10-Q [ ]
     Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
Saba Petroleum Company
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Full Name of Registrant
Bordeaux Petroleum company
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Former Name if Applicable

3201 Airpark Drive, Suite 201
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Address of Principal Executive Office (Street and Number)

Santa Maria, CA 93455
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  |X|   | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The subject annual report,  semi-annual report,  transition report
        on Form 10-K, Form 20-F,  Form 11-K,  Form N-SAR, | or portion  thereof,
        will be filed on or before the  fifteenth  calendar  day  following  the
        prescribed  due date;  or the | subject  quarterly  report or transition
        report on Form 10-Q,  or portion  thereof will be filed on or before the
        fifth | calendar day following the prescribed due date; and |
  |_| | (c)  The  accountant's  statement  or  other  exhibit  required  by Rule
12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)


The Company's Form 10-Q has not been filed with the Commission within the prescribed time period (by November 16, 1998) for the following reasons which were outside the Company's control and which could not have been avoided without unreasonable expense:

     A significant  portion of the Company's  operations are reported by foreign subsidiaries.  Obtaining the  necessary  information  from the  properties'
     operators  and  reporting  entities  which  the  Company  needs in order to complete  its  consolidated  financial  reporting  has been  delayed due to several  factors,  including  distance  and language  translation.SEC  1344
     (6/94)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Imran Jattala                                        805                      347-8700
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period
    for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





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                                             Saba Petroleum Company
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

          November 13, 1998                                                               /S/ Imran Jattala
Date _____________________________________                                   By_____________________________________________________
                                                                                Imran Jatrala
                                                                              Executive Vice President and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
    Commission,  Washington,  D.C.  20549,  in  accordance  with Rule 0-3 of the
    General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule
    13(b) of Regulation S-T.



(102196DTI)
PART IV (3)- EXPLANATION OF ANTICIPATED CHANGE IN RESULTS OF OPERATIONS WHICH WILL BE REFLECTED BY THE EARNINGS STATEMENTS:

The Company anticipates that a significant change in results of operations of approximately $2.5 million from the corresponding quarterly period for the last fiscal year will be reflected by the earnings statement to be included in the Company's Form 10-Q filed for the period ending September 30, 1998, because of a loss experienced in operations due principally to a decline in product pricing.